Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

	Nine Months Ended 30-Sep-03		Year Ended 31-Dec-02		Year Ended 31-Dec-01		Year Ended 31-Dec-00		Year Ended 31-Dec-99		Year Ended 31-Dec-98
Earnings
Income (loss) from continuing operations	43,989		53,558		49,005		45,988		44,394		29,924
Add: JV cash distributions	22,549		22,482		26,909		25,550		—		—
Interest	31,994		33,946		42,411		37,729		26,626		11,699
Portion of rent expense representative of interest	6,902		9,304		9,394		9,434		9,461		9,278

Total earnings	$105,433		$119,290		$127,719		$118,701		$80,481		$50,901

Fixed Charges and Preferred Stock Dividends
Interest	31,994		33,946		42,411		37,729		26,626		11,699
Preferred stock dividends	7,087		9,690		9,658		9,626		9,598		5,970
Interest capitalized	—		—		—		—		—		—
Portion of rent expense representative of interest	6,902		9,304		9,394		9,434		9,461		9,278
Amortization of loan costs expensed	3,095		3,427		3,608		3,388		2,268		1,211

Total Fixed Charges and Preferred Stock Dividends	$49,077		$56,367		$65,071		$60,177		$47,953		$28,158

Ratio of earnings to combined fixed charges and preferred stock dividends	2.15	x	2.12	x	1.96	x	1.97	x	1.68	x	1.81	x